
05049797

The Town and Country Trust

A Real Estate Investment Trust

Annual Report 2004

To Our Shareholders:



DURING 2004, the Trust continued to pursue a strategy of aggressive portfolio management, consisting of the disposition of certain properties previously identified as held for sale and a substantial investment in upgrading our existing properties. Among the most significant investments was the renovation of a majority of units at our two largest communities, Howard Crossing in Ellicott City, Maryland, and Eagles Walk at White Marsh in Baltimore County. The Howard Crossing improvements included the completion of a 7,200-square-foot clubhouse, which has helped make it one of the premier communities in its market. Through the end of 2004, we have upgraded approximately 2,200 units in nine properties, representing approximately 17% of our portfolio. We have identified additional properties as candidates for upgrade and will utilize our rather substantial available liquidity in pursuit of this effort.

Over the past seventeen months, the Company raised capital on two separate occasions. In August 2003, the Company sold $74,750,000 of 5.375% Convertible Senior Notes and, in January 2004, in a private sale, 1,400,000 common shares were issued at $24.80 per share. Proceeds from both transactions were used, on an interim basis, primarily to repay floating rate debt. These funds are intended to provide long-term capital for portfolio improvement and expansion. To date, however,



the Company has been unable to find suitable investment opportunities in its preferred markets at acceptable pricing as the investment climate for multifamily properties remains extremely competitive. While the extent and timing of additional property acquisitions are unknown, when this capital is fully invested in real estate, it is expected to provide returns that are significantly higher than our current floating interest costs.

In furtherance of our repositioning efforts, we have disposed of our two properties in Charlotte, North Carolina, recognizing impairment charges of $4,000,000 in 2003 and an additional $1,700,000 during 2004. We will continue to examine options to pare our portfolio of certain properties where we have limited opportunities for upgrade or revenue enhancement.

During the year, we sustained charges of approximately $600,000 related to hurricane damage in our Florida properties, $6,500,000 from an accounting change relating to the estimated useful lives of certain depreciable assets and $1,500,000 as a separation charge resulting from the departure of two senior executive officers.

We are grateful to our experienced, dedicated and loyal management and staff for outstanding performance and commitment to the core values of the Trust. We also thank you, our shareholders, for your interest and support.

Harvey Schulweis
Chairman and Chief Executive Officer

Thomas L. Brodie
President and Chief Operating Officer

Portfolio by Market

Name	Location	Number of Apartments
Baltimore		
Bowleys Quarters	Baltimore	462
Eagles Walk at White Marsh	White Marsh	692
Excalibur at Avalon	Pikesville	147
Hallfield Manor	Baltimore	75
Hollows	Glen Burnie	336
Howard Crossing	Ellicott City	1,350
Ridgeview	White Marsh	257
Skylark Pointe	Baltimore	336
Steeplechase	Cockeysville	540
The Courts of Avalon	Pikesville	258
Versailles	Towson	210
Woodhill	Glen Burnie	334
Washington D.C.		
Northern Virginia		
Barton's Crossing	Alexandria	532
Carlyle Station	Manassas	408
Lionsgate	Herndon	328
McNair Farms	Herndon	283
The Glen	Leesburg	134
University Heights	Ashburn	466
Maryland Suburbs		
Fox Run	Germantown	218
Tall Oaks	Laurel	352
Watkins Station	Gaithersburg	210
Willow Lake	Laurel	456
Delaware		
Christina Mill	Newark	228
Stonegate	Elkton	260
Pennsylvania		
Emmaus	Emmaus	329
Hanover	Hanover	215
Hidden Village	Allentown	264
Lancaster East	Lancaster	272
Lancaster West	Lancaster	413
Rolling Hills	York	184
York	York	396
Florida		
Orlando		
Kirkman	Orlando	370
Twelve Oaks	Orlando	284
Windermere Lakes	Orlando	276
Sarasota/Bradenton		
Heron's Run	Sarasota	274
McIntosh	Sarasota	212
Perico	Bradenton	256
Palm Beach Gardens		
Gardens East	Palm Beach Gardens	448
Total Units		13,065


PENNSYLVANIA
MARYLAND
DELAWARE
VIRGINIA
FLORIDA

Financial Report 2004

















Selected Financial Data

(In thousands, except per share data) / Year ended December 31,	**2004**	2003	2002	2001	2000
Operating Data					
Rental income	$ 126,975	$ 118,017	$ 110,232	$ 107,401	$ 100,238
Operating expenses	53,710	50,670	44,978	42,105	37,487
Net operating income	73,265	67,347	65,254	65,296	62,751
Depreciation and amortization	30,083	21,387	18,483	17,645	18,721
Interest expense	32,969	28,785	25,216	24,387	27,148
General and administrative expenses	5,866	4,744	4,595	4,355	3,557
Separation expense	1,533	—	—	3,338	—
Gain on sales of operating properties	—	—	—	—	9,461
Income before discontinued operations and minority interest	2,814	12,431	16,960	15,571	22,786
Income allocated to minority interest from continuing operations	(364)	(1,681)	(2,269)	(2,110)	(3,108)
Minority interest distributions less than (in excess of) earnings	—	576	(576)	—	—
Income from continuing operations	2,450	11,326	14,115	13,461	19,678
Discontinued operations:					
Income from discontinued operations	918	2,054	3,669	1,730	3,026
Gain on sales of properties	—	80,081	—	—	—
Impairment of assets held for disposition	(1,672)	(4,000)	—	—	—
Loss (income) allocated to minority interest from discontinued operations	100	(10,693)	(492)	(235)	(413)
(Loss) income from discontinued operations	(654)	67,442	3,177	1,495	2,613
Net income[1]	$ 1,796	$ 78,768	$ 17,292	$ 14,956	$ 22,291
Basic earnings per share:					
Income from continuing operations	$ .15	$ .72	$ .88	$ .86	$ 1.26
(Loss) income from discontinued operations	(.04)	4.27	.20	.09	.17
Net income	$ .11	$ 4.99	$ 1.08	$ .95	$ 1.43
Diluted earnings per share:					
Income from continuing operations	$ .14	$ .70	$ .87	$ .84	$ 1.24
(Loss) income from discontinued operations	(.04)	4.20	.20	.09	.16
Net income	$ .10	$ 4.90	$ 1.07	$ .93	$ 1.40

See accompanying notes on page 6.

Selected Financial Data

(In thousands)	2004	2003	2002	2001	2000
Balance Sheet Data at Year-end					
Real estate assets, at cost	$ 815,318	$ 809,135	$ 665,998	$ 643,271	$ 626,079
Net real estate assets	543,334	535,752	412,854	407,902	407,768
Real estate and other assets held for disposition	—	32,561	73,336	74,119	75,419
Total assets	562,084	588,990	503,785	498,962	498,552
Mortgage notes payable	415,132	427,318	422,003	390,587	390,946
Notes payable	2,000	—	—	16,000	5,000
5.375% Convertible Senior Notes	74,750	74,750	—	—	—
Mortgage notes payable and other liabilities held for disposition	—	23,734	71,346	70,175	70,191
Minority interest	6,592	7,556	—	905	2,803
Shareholders' equity (deficit)	46,717	39,362	(1,610)	9,492	20,052

(In thousands, except per share data) / Year ended December 31,	2004	2003	2002	2001	2000
Supplemental Information					
Dividends declared per share	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.68
Net cash provided by operating activities	$ 37,546	$ 43,107	$ 42,875	$ 42,221	$ 38,875
Net cash used in investing activities	(7,542)	(30,585)	(25,615)	(21,335)	(30,474)
Net cash used in financing activities	(31,326)	(12,896)	(16,311)	(20,456)	(9,419)
Reconciliation of net income to funds from operations:					
Net income[1]	$ 1,796	$ 78,768	$ 17,292	$ 14,956	$ 22,291
Income allocated to minority interest	264	11,798	3,337	2,345	3,521
Gain on involuntary conversion	(558)	(621)	—	—	—
Gain on sales of properties	—	(80,081)	—	—	(9,461)
Real estate depreciation	28,859	23,175	21,153	20,359	21,809
Funds from operations[1,2]	$ 30,361	$ 33,039	$ 41,782	$ 37,660	$ 38,160

[1] *Net income and funds from operations for the years ended December 31, 2004 and 2003 include a $1.7 million and $4 million impairment charge, respectively, on the Charlotte properties sold during 2004. Net income and funds from operations for the years ended December 31, 2004 and 2001 include a charge of $1.5 million and $3.3 million, respectively, related to the departure of certain executives.*

[2] *Funds from operations ("FFO") is computed as net income (loss) (computed in accordance with U.S. generally accepted accounting principles) ("U.S. GAAP") excluding gains and losses from sales and involuntary conversions of operating properties, plus real estate depreciation and income allocated to minority interest. This computation of FFO is consistent with the formal definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT). The reconciliation of FFO to Net Income, the most directly comparable financial measure calculated in accordance with GAAP, is included in the table above. Management generally considers FFO to be a useful measure for reviewing the comparative operating performance of the Trust between periods or as compared to other companies, without giving effect to real estate depreciation and amortization, which assumes that the value of real estate diminishes predictably over time and which can vary among owners of similar assets based upon historical cost and useful life estimates. FFO should not be considered an alternative to net income as a measure of performance nor does it represent cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements The matters discussed herein include certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Town and Country Trust (the "Company") intends that such forward-looking statements be subject to the safe harbors created by such Acts. Words and phrases such as "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views regarding future events and financial performance but are subject to many known and unknown risks, uncertainties, and other factors relating to the Company's operations and business environment which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following:

- Interest rate fluctuations;
- Competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Company;
- Changes in rental rates which may be charged by the Company in response to market rental rate changes or otherwise;
- Changes in federal income tax laws and regulations;
- Any changes in the Company's capacity to acquire additional apartment properties and any changes in the Company's financial condition or operating results due to the acquisition of additional apartment properties;
- Unanticipated increases in rental expenses due to factors such as casualties to the Company's apartment properties or adverse weather conditions in the geographic locations of the Company's apartment properties;
- Local economic and business conditions, including, without limitation, conditions that may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Company's apartment properties are located.

Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that such statements will prove to be accurate. In view of the significant uncertainties associated with such forward-looking statements, the inclusion of this information should not be construed as a representation by the Company that the results or conditions described in such statements will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

The Town and Country Trust owns an approximate 88% general partnership interest in The TC Operating Limited Partnership, which, through wholly-owned subsidiary entities, holds the operating assets of the Company. The remaining 12% is owned by minority interest partners that hold limited partnership units, which are convertible by the holders into the Company's common shares of beneficial interest on a one-for-one basis. The general and limited partnership interests in the TC Operating Limited Partnership are represented by Operating Partnership units ("OP Units"). At December 31, 2004, the Company owned 17,479,576 OP Units and the minority interests held 2,466,535 OP Units.

The Town and Country Trust, organized in 1993, is a real estate investment trust ("REIT") focused on the ownership and operation of multifamily apartment communities in selected markets in the Mid-Atlantic and Southeast regions of the U. S. At December 31, 2004, the Company owned 38 apartment communities with 13,065 apartment homes. The Company seeks to acquire additional apartments in certain of its existing markets, and other "high barrier to entry" markets, particularly in the Greater Washington, D. C. and Baltimore metropolitan areas and in Florida. In addition, the Company continues to evaluate its portfolio for communities and/or submarkets that may no longer match its long-term strategy. In 2003, the Company acquired three apartment communities with an average age of 4.3 years while disposing of five apartment communities with an average age of 35.8 years. In 2004, the Company exited the Charlotte, North Carolina market through the strategic disposition of its two apartment communities located there. During 2004, the Company had been unable to find suitable investment opportunities in its preferred markets at acceptable pricing, as the investment climate for multifamily properties has continued to be extremely competitive.

The Company continues to aggressively reinvest in its existing portfolio. Renovation projects include modernization of kitchens and bathrooms, new building entrances and windows, new business and fitness centers, and the addition of washers and dryers inside apartment homes.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Real Estate Assets The Company periodically evaluates its apartment communities for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the apartment communities. Future events could cause management to conclude that impairment indicators exist and that the Company's portfolio of apartment communities is impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Real Estate The Company capitalizes expenditures made to acquire new assets or to substantially improve the value or extend the useful life of an existing asset. Any expenditure to repair or maintain an existing asset in normal operating condition is expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. In assessing estimated useful lives, the Company makes assumptions based on historical experience acquired from both within and outside the Company.

The Company accounts for property acquisitions utilizing the purchase method, and accordingly, the results of acquired properties are included in the Company's results of operations from the date of acquisition. The Company allocates the purchase price to the acquired tangibles, consisting of land, building and improvements, and, if material, to identified intangible assets and liabilities, consisting of above/below market leases and at-market leases in place based on their fair values.

Revenue Recognition Revenue from rental property is recognized on a straight-line basis over the terms of the lease. Leases are generally for terms of one year or less.

Gains on sales of real estate assets are recognized pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate*. The specific timing of the recognition of the sale and the related gain are measured against the various criteria in SFAS No. 66 related to the terms of the transactions and the Company's continuing involvement, if any, associated with the assets sold. To the extent the sales criteria are not met, the Company defers gain recognition until the sales criteria are met.

Discontinued Operations SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's consolidated financial statements in both current and prior periods presented. The community-specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest and interest expense. In addition, the net gain or loss (including any impairment charge) on the disposition of communities held for sale is presented as discontinued operations. A change in presentation for discontinued operations does not have any impact on the Company's financial conditions or results of operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less costs to sell, and are presented separately in the accompanying Consolidated Balance Sheet. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Hedge Accounting The Company carries all derivative financial instruments as assets or liabilities on its balance sheets at fair value. Changes in fair value of these instruments, which qualify as cash flow hedges, are recorded as a component of other comprehensive income (loss). Any ineffective portion of the change in value is recorded to current period earnings. Furthermore, should any change in management strategy, or other circumstance, cause an existing highly effective hedge to become entirely ineffective, the accumulated loss or gain in the value of the derivative instrument since its inception may be required to be immediately reclassified from the shareholders' equity section of the balance sheet to the income statement.

New Accounting Pronouncement In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 123 (revised 2004), *Share Based Payment ("Statement No.123(R)")*. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recorded as an expense based on their fair values. The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for any unique characteristics of a particular instrument. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The Company will adopt the provisions of SFAS No. 123(R) during the third quarter 2005. The adoption of this new standard will not have a material effect on the financial position or financial results of the Company.

Results of Operations

The Company's results include the results of both continuing and discontinued operations. *Income from Discontinued Operations* in the accompanying statement of operations reflects the results of operations of seven apartment communities (2,905 apartment homes) that were sold since the beginning of 2003. The Company's results from continuing operations consist of both "Same Store" results and results of new acquisitions. "Same Store" results reflect results from 12,332 apartment homes owned and operated throughout both 2004 and 2003. Results from new acquisitions include results from three communities (733 apartment homes) acquired in 2003.

Year ended December 31, 2004 compared to year ended December 31, 2003 Net income for 2004 was $1,796,000, or $0.10 per diluted share, a decrease of $76,972,000 from $78,768,000, or $4.90 per diluted share, for the year ended December 31, 2003. Included in 2003 net income is an $80,081,000 gain resulting from the sale of five communities in 2003. Included in net income for 2004 and 2003 is $1,672,000 and $4,000,000, respectively, of impairment charges recorded on properties that were sold during 2004. Net income for 2004 also includes a separation charge of $1,533,000 related to the departure of two senior executives consisting primarily of cash payments that will be paid during 2005 and 2006. During 2004, the Company revised the estimated useful lives of certain depreciable assets, principally carpet, to more closely approximate their current economic lives based upon the Company's capital improvement and renovation plans. This change in accounting estimate resulted in additional depreciation expense of $6,493,000.

Continuing Operations – *Same Store Communities*

Operating results for the Same Store communities are set forth in the table below:

(In thousands) / Year ended December 31,	**2004**	2003	Change	
Rental income	$ 115,710	$ 112,660	$ 3,050	2.7%
Operating expenses	49,581	48,570	1,011	2.1%
Net operating income	$ 66,129	$ 64,090	$ 2,039	3.2%

A reconciliation between net income and Same Store net operating income is as follows:

(In thousands) / Year ended December 31,	**2004**	2003
Same Store net operating income	$ 66,129	$ 64,090
Deduct (add):		
Real estate depreciation	28,859	20,675
Interest expense	32,969	28,785
General and administrative	5,866	4,744
Other depreciation and amortization	1,224	712
Separation expense	1,533	—
(Loss) income from discontinued operations	754	(78,135)
Net operating income from acquisitions	(7,136)	(3,257)
Income allocated to minority interest	264	11,798
Net income	$ 1,796	$ 78,768

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company uses net operating income (NOI) to measure the operating results of its communities and to compare the operating performance of single assets or groups of assets. The Company defines NOI as property rental income less property operating expenses and does not include general and administrative expenses, interest expense, depreciation and amortization, discontinued operations, or gains/losses on sales of properties. Accordingly, this performance measure is not intended as a replacement for net income determined in accordance with U.S. GAAP. NOI is widely used by management and investors in the real estate industry in connection with the valuation of income-producing real estate and as a supplemental measure of operating performance. NOI measures presented by the Company may not be comparable to other similarly titled measures of other companies.

Same Store rental income for the year ended December 31, 2004, grew by $3,050,000 or 2.7%, reflecting an average rental rate increase of 3.3% despite a decline in occupancy of 110 basis points from 93.6% to 92.5%. Occupancy and average rent statistics for the Company's operating markets are as follows:

		Average Monthly Rent			Occupancy		
	% of Portfolio[1]	**2004**	2003	Change	**2004**	2003	Change
Baltimore, Maryland	37.2%	$ 770	$ 734	4.9%	91.1%	93.2%	(2.1)%
Metropolitan Washington, DC							
Northern Virginia	14.8%	1,070	1,036	3.3%	94.0%	94.4%	(0.4)%
Maryland Suburbs	10.0%	938	908	3.3%	92.6%	92.9%	(0.3)%
Pennsylvania	16.8%	654	638	2.5%	91.1%	94.4%	(3.3)%
Orlando, Florida	7.6%	724	715	1.3%	94.5%	91.7%	2.8%
Sarasota/Bradenton, Florida	6.0%	760	744	2.2%	95.6%	93.2%	2.4%
Newark, Delaware	4.0%	888	881	0.8%	93.1%	94.1%	(1.0)%
Palm Beach Gardens, Florida	3.6%	900	901	(0.1)%	94.7%	94.3%	0.4%
Same Store Total	100.0%	$ 817	$ 791	3.3%	92.5%	93.6%	(1.1)%

[1]*Based on number of Same Store apartment homes*

Same Store operating expenses for the year ended December 31, 2004, increased 2.1% or $1,011,000, to $49,581,000 from $48,570,000 in 2003. Operating expenses reflect an increase in repairs and maintenance of $623,000 or 4.4%, to $14,658,000 from $14,035,000 as the Company experienced approximately $573,000 in damages sustained in the 2004 hurricane season and annual salary increases offset by reduced snow removal cost reflecting return to historical levels of snowfall in 2004 following the record snowfall experienced on the East Coast in early 2003. Marketing and advertising increased $442,000 or 11.2% to $4,388,000 from $3,946,000 related to increased leasing costs as well as increased advertising for newly renovated properties. As a result, Same Store net operating income (i.e., rental income less operating expenses) increased $2,039,000 or 3.2% to $66,129,000 from $64,090,000.

Acquisitions During the year ended December 31, 2004, the three communities acquired in 2003 had net operating income of $7,136,000 compared to $3,257,000 for the prior year.

Interest Expense During 2003, the Company issued $74,750,000 of 5.375% Convertible Senior Notes due 2023. Interest expense for 2004 related to the notes was $4,106,000 compared to $1,659,000 for the year ended December 31, 2003. Interest expense on mortgage debt increased $1,737,000 or 6.4% to $28,863,000 from $27,126,000 last year. Despite a decrease in average debt outstanding attributable to continuing operations, from $457 million to $421 million, the weighted average interest rate attributable to this debt, excluding the Convertible Senior Notes, was 6.42% compared to 5.67% for last year resulting in an increase to interest expense.

Discontinued Operations For the year ended December 31, 2004, the Company recorded a loss on discontinued operations of $654,000 compared to net income of $67,442,000 for the year ended December 31, 2003. The income from discontinued operations for the prior year includes an $80,081,000 gain related to the sale of five apartment communities containing 2,325 apartment homes in the Baltimore, Maryland suburbs. Discontinued operations for 2004 and 2003, included impairment charges of $1,672,000 and a $4,000,000, respectively, recorded on the Charlotte properties sold during 2004.

Distributions to Minority Interest in Excess of Earnings U.S. GAAP requires that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. During 2003, earnings were in excess of distributions to minority interests and, therefore, the Company reallocated the $576,000 that had previously been so allocated to the minority interests.

Year ended December 31, 2003 compared to year ended December 31, 2002 Net income for 2003 was $78,768,000, or $4.90 per diluted share, an increase of $61,476,000 from $17,292,000 or $1.07 per diluted share, for the year ended December 31, 2002. Included in net income in 2003 is an $80,081,000 gain resulting from the sale of five communities in 2003. Also included in 2003 net income is a $4,000,000 impairment charge recorded on a property held for disposition. Net income also reflects a reallocation of additional income to minority interests in prior periods as discussed below.

Continuing Operations – *Same Store Communities*

Operating results for the Same Store communities are set forth in the table below:

(In thousands) / Year ended December 31,	2003	2002	Change	
Rental income	$ 112,660	$ 110,232	$ 2,428	2.2%
Operating expenses	48,570	44,978	3,592	8.0%
Net operating income	$ 64,090	$ 65,254	$ (1,164)	(1.8)%

A reconciliation between net income and Same Store net operating income is as follows:

(In thousands) / Year ended December 31,	2003	2002
Same Store net operating income	$ 64,090	$ 65,254
Deduct (add):		
Real estate depreciation	20,675	17,797
Interest expense	28,785	25,216
General and administrative	4,744	4,595
Other depreciation and amortization	712	686
Income from discontinued operations	(78,135)	(3,669)
Net operating income from acquisitions	(3,257)	—
Income allocated to minority interest	11,798	3,337
Net income	$ 78,768	$ 17,292

Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Store rental income for the year ended December 31, 2003, grew by $2,428,000 or 2.2%, reflecting an average rental rate increase of 2.1% and no change in physical occupancy at 93.6%. Occupancy and average rent statistics for the Company's operating markets are as follows:

		Average Monthly Rent			Occupancy		
	% of Portfolio[1]	2003	2002	Change	2003	2002	Change
Baltimore, Maryland	37.2%	$ 734	$ 703	4.4%	93.2%	93.9%	(0.7)%
Metropolitan Washington, DC							
Northern Virginia	14.8%	1,036	1,045	(0.9)%	94.4%	93.0%	1.4%
Maryland Suburbs	10.0%	908	869	4.5%	92.9%	93.7%	(0.8)%
Pennsylvania	16.8%	638	632	0.9%	94.4%	94.4%	0.0%
Orlando, Florida	7.6%	715	721	(0.8)%	91.7%	91.5%	0.2%
Sarasota/Bradenton, Florida	6.0%	744	746	(0.3)%	93.2%	92.9%	0.3%
Newark, Delaware	4.0%	881	858	2.7%	94.1%	95.0%	(0.9)%
Palm Beach Gardens, Florida	3.6%	901	883	2.0%	94.3%	95.7%	(1.4)%
Same Store Total	100.0%	$ 791	$ 775	2.1%	93.6%	93.6%	0.0%

[1] Based on number of Same Store apartment homes

Same Store operating expenses for the year ended December 31, 2003, increased 8.0% or $3,592,000, to $48,570,000 from $44,978,000 in 2002. Operating expenses reflect an increase in real estate taxes and insurance of $1,010,000, or 9.2%. Of the increase, $556,000 is attributable to the renewal of the Company's 2002-2003 insurance program, and the remaining $454,000 results from increased real estate taxes in certain of the Company's markets. Repairs and maintenance also increased $1,137,000 or 8.8%, to $14,035,000 from $12,898,000 as the Company experienced approximately $351,000 in increased payroll and snow removal cost related to the record snowfall experienced on the East Coast early in the year. An additional $515,000 of the increase reflects increased payroll and related expenses associated with higher staffing levels, lower associate turnover and other increased benefit costs. The harsh weather during the early months of 2003 and rising natural gas prices also adversely affected the Company's utility costs, which increased $677,000 or 10.6%, for the year ended December 31, 2003. Management expense increased $441,000 or 7.1%, to $6,619,000 from $6,178,000 as the Company continued to experience increased personnel and related benefit costs associated with the development of its human resources and technology infrastructure started in 2001. As a result, Same Store net operating income decreased $1,164,000 or 1.8% to $64,090,000 from $65,254,000.

Acquisitions During the year ended December 31, 2003, the three acquired communities experienced occupancy of 92.2% and contributed rental income of $5,357,000, operating expenses of $2,100,000, and net operating income of $3,257,000.

Interest Expense In August, 2003, the Company issued $74,750,000 of 5.375% Convertible Senior Notes due 2023. Interest expense related to the notes was $1,659,000. Interest expense on mortgage debt increased $1,910,000 or 7.6% to $27,126,000 from $25,216,000 the prior year. This increase reflects an increase in the average amount of outstanding debt attributable to continuing operations during the year to $457 million versus $410 million during last year, primarily as a result of borrowings incurred in connection with the 2003 acquisitions and with the funding of the Company's ongoing capital improvement program. During 2003, the weighted average interest rate attributable to the Company's average amount of debt outstanding attributable to continuing operations, excluding the Convertible Senior Notes, was 5.67% compared to 6.01% for the prior year.

Discontinued Operations For the year ended December 31, 2003, income from discontinued operations after minority interest was $67,442,000 compared to $3,177,000 for the prior year. The income from discontinued operations in 2003 includes an $80,081,000 gain related to the sale of five apartment communities containing 2,325 apartment homes in the Baltimore, Maryland suburbs. It also includes a $4,000,000 impairment charge recorded on one of the Charlotte properties held for disposition at December 31, 2003.

Distributions to Minority Interest (Less than) in Excess of Earnings U.S. GAAP require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. During 2003, earnings were in excess of distributions to minority interests and, therefore, the Company reallocated the $576,000 that had previously been so allocated to the minority interests.

Funds from Operations

Funds from operations ("FFO") is computed as net income (loss) (computed in accordance with U.S. GAAP) excluding gains and losses from sales and involuntary conversions of operating properties, plus real estate depreciation. This computation of FFO is consistent with the formal definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT). The reconciliation of FFO to Net Income, the most directly comparable financial measure calculated in accordance with U.S. GAAP, is included in the table below. Management generally considers FFO to be a useful measure for reviewing the comparative operating performance of the Trust between periods or as compared to other companies, without giving effect to real estate depreciation and amortization, which assumes that the value of real estate diminishes predictably over time and which can vary among owners of similar assets based upon historical cost and useful life estimates. FFO should not be considered an alternative to net income as a measure of performance nor does it represent cash generated from operating activities in accordance with U.S. GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

While the NAREIT definition of FFO does not specifically address involuntary conversions of operating properties, management believes that such conversions are, in substance, sales of property. Since the NAREIT definition of FFO excludes gains and losses on property sales, the reported gain on involuntary conversion has, likewise, been excluded from FFO.

A reconciliation between net income and FFO is as follows:

(In thousands) / Year ended December 31,	**2004**	2003	2002
Net income	$ 1,796	$ 78,768	$ 17,292
Income allocated to minority interest	264	11,798	3,337
Gain on involuntary conversion	(558)	(621)	—
Gain on sales of operating properties	—	(80,081)	—
Real estate depreciation	28,859	23,175	21,153
Funds from operations [1, 2]	$ 30,361	$ 33,039	$ 41,782

[1] *Funds from operations for 2004 and 2003 include a $1,672,000 and a $4,000,000, respectively, impairment charge on the Charlotte properties sold during 2004.*
[2] *Funds from operations for 2004 includes a $1,533,000 charge for separation expense relating to the departure of two senior officers.*

Contractual Obligations and Off-Balance Sheet Commitments The following table summarizes the Company's contractual obligations as of December 31, 2004:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ 491,882	$ 2,697	$ 24,577	$ 389,858	$ 74,750
Operating lease obligations	5,049	622	1,271	1,163	1,993

See Note 6 to the Consolidated Financial Statements for a discussion of the Company's off-balance sheet obligations upon the exercise of the right of the holders of the 5.375% Convertible Senior Notes to convert their notes into common shares. In connection with the Company's improvement program discussed below, the Company currently has contracts pending that aggregate $7,348,000 for work to be performed over the next one to three years. However, these contracts contain certain provisions to allow for termination without significant penalties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

A summary of the Company's cash flow activities is as follows:

(In thousands) / Year ended December 31,	2004	2003	2002
Net cash provided by operating activities	$ 37,546	$ 43,107	$ 42,875
Net cash used in investing activities	(7,542)	(30,585)	(25,615)
Net cash used in financing activities	(31,326)	(12,896)	(16,311)

Operating activities provided unrestricted cash for 2004 of $37,546,000 compared to $43,107,000 for 2003, and $42,875,000 for 2002. The decrease in operating cash flow is primarily the result of increased interest expense and the reduction of income attributable to the portfolio changes. Net cash flow used for capital expenditures has continued to increase over the past few years related to the Company's capital improvement program as discussed below. The Company expects to expand this program to additional properties in the foreseeable future. The proceeds from the sale of the Company's Charlotte properties, along with the issuance of additional common shares, were used to fund the capital expenditure program and pay down debt. Although the trustees consider the appropriateness of the dividend level on a quarterly basis, the Company does not anticipate any change in its dividend policy at this time.

The Company makes capital improvements to certain of its properties. These capital improvements include expenditures that increase the value and extend the useful life of an asset. Expenditures for ordinary repairs and maintenance are expensed as incurred. Normal, recurring capital expenditures generally relate to items having economic lives of 10 years or less and include the replacement of appliances, carpeting and tile plus other routine capital expenditures such as landscaping, parking lot sealing and striping, HVAC equipment and various interior and exterior building improvements. The Company also makes certain expenditures that are considered to be non-recurring or revenue-enhancing in nature and generally relate either to (i) items having economic lives of more than 10 years or (ii) renovation projects such as the modernization of kitchen and bathrooms, new building entrances and windows, new business and fitness centers, and the addition of new appliances such as washers and dryers. In conjunction with certain of these renovation projects, the Company enters into commitments to purchase goods and services with vendors performing the work. The Company finances its capital improvements through a revolving credit facility and working capital. The following table details these expenditures for the year ended December 31, 2004 and 2003.

(In thousands, except per unit data) / Year ended December 31,	2004		2003	
	Amount	Per Unit	Amount	Per Unit
Recurring	$ 6,598	$ 494	$ 7,374	$ 497
Non-recurring	30,389	2,273	22,939	1,545
Total capital	$ 36,987	$ 2,767	$ 30,313	$ 2,042

The Company has a $488.2 million credit facility with Fannie Mae. This secured facility matures in 2008. At December 31, 2004, outstanding borrowings under the facility were $340 million. Of the $340 million, $300 million bears interest at a fixed rate of 6.91%. The remaining $40 million outstanding has a weighted-average variable rate of 2.43% at December 31, 2004 and can be converted to a fixed-rate term loan at the Company's option. The Company is party to floating-to-fixed interest rate swaps that effectively fix the interest rate on this $40 million of floating rate debt, changing the weighted average rate at December 31, 2004 to 4.67%.

Total outstanding borrowings under the facility at December 31, 2003 were $375 million. Of the $375 million, $300 million bears interest at a fixed rate of 6.91%. The remaining $75 million was outstanding at a weighted-average variable rate of 1.81% at December 31, 2003. After giving effect to the interest rate swaps, the weighted average interest rate on the $75 million was 3.40%.

The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. This line of credit matures in October 2005. The Company has the option to extend the line through October 2007. As of December 31, 2004, $2,000,000 was outstanding under the line. At December 31, 2003, no amounts were outstanding under the line.

The Company has $74.75 million aggregate principal amount of 5.375% Convertible Senior Notes outstanding. The notes mature on August 15, 2023 and are convertible into the Company's common shares under certain circumstances, provided that the share price exceeds $30.61 for a specified period of time. The initial conversion rate of the notes is 39.20185 shares per $1,000 principal amount of notes (equivalent to $25.51 per share). The conversion rate will be adjusted under certain circumstances, including stock splits, stock dividends and increases in the dividend rate over the current quarterly rate of $.43 per share. The shares would be considered in diluted earnings per share if the effect of including the conversion of debt were dilutive to earnings per share from continuing operations. The notes are redeemable at the Company's option for shares or cash at any time on or after August 21, 2010 and are subject to repurchase at the option of the holder on August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018, or upon the occurrence of certain events. The notes are unsecured and unsubordinated obligations of the Company. Concurrent with the offering in 2003, the Company used approximately $15.0 million of the proceeds to purchase and retire 646,800 of its common shares ($23.19 per share) in privately negotiated transactions.

The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 2004:

(Dollar amounts in thousands)	Amount	% of Debt	Interest Rate[2]	Maturity
Mortgage debt:				
Secured facility[1]	$ 340,000	69.2%	6.64%	2008
Conventional mortgages	75,132	15.2%	6.18%	2007–2009
Total mortgage debt	415,132	84.4%	6.55%	
Convertible Senior Notes	74,750	15.2%	5.38%	2023
Notes payable	2,000	.4%	3.62%	on demand
Total debt	$ 491,882	100.0%	6.36%	

[1] The information shown for this debt gives effect to two interest rate swap agreements that have the effect of fixing the interest rate on $40 million of debt at approximately 4.67% from January 2003 to April 2007.
[2] Weighted average

The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by contractual maturity dates.

(In thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value at 12/31/04
Long-term debt								
Fixed rate	$ 697	$ 736	$ 23,841	$300,298	$ 49,560	$ 74,750	$449,882	$448,339
Avg. interest rate	6.8%	6.8%	6.8%	6.7%	7.2%	5.4%		
Floating rate	2,000	—	—	40,000	—	—	42,000	42,000
Avg. interest rate	(1)	(1)	(1)	(1)	(1)	—		
Interest rate derivative financial instruments related to debt								
Interest rate swaps								
Pay fixed/receive variable notional amount	—	—	40,000	—	—	—	40,000	(652)
Avg. pay rate	4.16%	4.16%	4.16%	—	—	—		
Avg. receive rate	(2)	(2)	(2)	—	—	—		
Interest rate caps								
Notional amount	—	—	148,172	—	—	—	148,172	5
Strike rate	—	—	8.7%	—	—	—		

(1) Average variable interest rate is equivalent to the Fannie Mae MBS pass-through rate plus 49 basis points.
(2) Average receive rate is equivalent to LIBOR.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2003, the Company had fixed rate debt outstanding of $450,543,000, which had a fair value of $492,225,000.

The Company's primary market risk exposure relates to changes in interest rates associated with the variable rate portion of its secured credit facility and its bank line of credit. The Company had $2 million in variable rate debt outstanding at December 31, 2004, excluding amounts on which the interest rates are effectively fixed by floating to fix interest rate swap agreements. A hypothetical 100 basis point increase in interest rates in 2005 over the rates in effect during 2004 would result in an increase of interest expense and a corresponding decrease in income before discontinued operations and minority interest of approximately $20,000. This estimate incorporates only those exposures that exist as of December 31, 2004 and does not consider exposures that could arise after that date.

The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by its secured credit facility. The Company maintains two interest rate protection agreements for $139 million and $49.2 million, capping the Company's exposure to LIBOR at 9.35% and 7.5%, respectively, through March 2007. In addition, the Company executed two $20 million floating to fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured credit facility at a blended rate of approximately 4.67%. The Company simultaneously sold two $20 million interest rate caps, capping the Company's exposure to LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

Debt agreements typically contain representations and financial or other covenants that must be adhered to in order for a borrower to avoid default on the agreement. The Company monitors its compliance with the covenants set forth in its debt agreements and does not believe that it will breach any of them in the ordinary course of business. A breach of a material covenant would normally result in the inability of the Company to maintain funds available until such breach is remedied or would allow the lender to require the Company to repay the debt obligation.

The Company has an effective shelf registration statement on file with the SEC that provides for the issuance of up to $75 million in securities. The Company believes that it is prudent to maintain shelf registration capacity in order to facilitate future capital raising activities. In February 2004, the Company sold 1,410,000 of its common shares pursuant to its shelf registration in a private sale at a negotiated price of $24.80 per share. After the sale, approximately $40 million in securities remains available under the shelf registration statement. The net proceeds of approximately $34.7 million from the sale, along with the proceeds of the debt offering in August 2003, were used to pay down floating rate debt.

Management believes that the Company has and will have access to the capital resources necessary to adequately fund its business. At December 31, 2004, the Company had $945,000 in cash and cash equivalents and $8 million available under its working capital line of credit. The Company also had $148.2 million in unused capacity on its secured credit facility which it intends to use primarily to fund acquisitions as well as its on-going capital improvements program. In addition, another $40 million is available for acquisitions on its bank line of credit. The Company expects that adequate cash will be available to fund its operating and administrative expenses, normal capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

The Company believes that the direct effects of inflation upon its operations are immaterial. Substantially all of its apartment unit leases are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

Management's Report on Internal Control Over Financial Reporting

Management of The Town and Country Trust (the "Company") is responsible for establishing and maintaining adequate internal controls over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal controls over financial reporting are supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements taken as a whole.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal controls over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2004.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, have issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included in this Annual Report.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Trustees and Shareholders
The Town and Country Trust

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that The Town and Country Trust (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Town and Country Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Town and Country Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of The Town and Country Trust and our report dated February 24, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 24, 2005

Report of Independent Registered Public Accounting Firm

To The Board of Trustees and Shareholders
The Town and Country Trust

We have audited the accompanying consolidated balance sheets of The Town and Country Trust (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Town and Country Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

McLean, Virginia
February 24, 2005

Consolidated Balance Sheets

(In thousands, except share data) / December 31,	2004	2003
Assets		
Real estate held for investment:		
Land	$ 103,325	$ 103,325
Buildings and improvements	708,175	701,518
Other	3,818	4,292
	815,318	809,135
Less accumulated depreciation	271,984	273,383
	543,334	535,752
Real estate and other assets held for disposition	—	32,561
Cash and cash equivalents	945	2,267
Restricted cash	2,390	2,415
Deferred financing costs, net	5,647	6,628
Other assets	9,768	9,367
Total assets	$ 562,084	$ 588,990
Liabilities and Shareholders' Equity		
Mortgage notes payable	$ 415,132	$ 427,318
5.375% Convertible Senior Notes	74,750	74,750
Mortgage notes payable and other liabilities held for disposition	—	23,734
Notes payable	2,000	—
Accrued interest	4,029	4,021
Accounts payable and other liabilities	9,537	9,157
Security deposits	3,327	3,092
Minority interest	6,592	7,556
Total liabilities	515,367	549,628
Shareholders' equity:		
Common shares of beneficial interest ($0.01 par value), 500,000,000 shares authorized, 17,479,576 and 15,858,619 issued and outstanding at December 31, 2004 and 2003, respectively	175	159
Additional paid-in capital	351,727	316,926
Distributions in excess of accumulated earnings	(300,372)	(272,370)
Deferred compensation – restricted stock	(3,799)	(3,299)
Accumulated other comprehensive loss	(1,014)	(2,054)
Total shareholders' equity	46,717	39,362
Total liabilities and shareholders' equity	$ 562,084	$ 588,990

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share data) / Year ended December 31,	**2004**	2003	2002
Revenues:			
Rental income	$ 126,975	$ 118,017	$ 110,232
Expenses:			
Operating expenses:			
Real estate taxes and insurance	13,230	12,647	10,945
Utilities	7,463	7,181	6,360
Repairs and maintenance	15,877	14,664	12,898
Marketing and advertising	4,880	4,172	3,964
Management expense	6,765	6,619	6,018
Other	5,495	5,387	4,793
Total operating expenses	53,710	50,670	44,978
Real estate depreciation	28,859	20,675	17,797
Interest expense	32,969	28,785	25,216
General and administrative	5,866	4,744	4,595
Other depreciation and amortization	1,224	712	686
Separation expense	1,533	—	—
	124,161	105,586	93,272
Income before discontinued operations and minority interest	2,814	12,431	16,960
Income allocated to minority interest from continuing operations	(364)	(1,681)	(2,269)
Minority interest distribution less than (in excess of) earnings	—	576	(576)
Income from continuing operations	2,450	11,326	14,115
Discontinued operations:			
Income from discontinued operations	918	2,054	3,669
Gain on sales of properties	—	80,081	—
Impairment of assets held for disposition	(1,672)	(4,000)	—
Loss (income) allocated to minority interest from discontinued operations	100	(10,693)	(492)
(Loss) income from discontinued operations	(654)	67,442	3,177
Net income	$ 1,796	$ 78,768	$ 17,292
Basic earnings per share:			
Income from continuing operations	$ .15	$ .72	$ .88
(Loss) income from discontinued operations	(.04)	4.27	.20
Net income	$ .11	$ 4.99	$ 1.08
Diluted earnings per share:			
Income from continuing operations	$ .14	$ .70	$ .87
(Loss) income from discontinued operations	(.04)	4.20	.20
Net income	$ .10	$ 4.90	$ 1.07
Weighted average common shares outstanding – basic	16,896	15,773	15,961
Dilutive effect of outstanding options, restricted shares and convertible debt	278	298	253
Weighted average common shares outstanding – diluted	17,174	16,071	16,214
Dividends declared and paid per share outstanding	$ 1.72	$ 1.72	$ 1.72

See accompanying notes.

Consolidated Statements of Shareholders' Equity (Deficit)

(In thousands, except per share data)	Common Shares of Beneficial Interest — Shares	Common Shares of Beneficial Interest — Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Deferred Compensation	Other Comprehensive Loss	Total
Balance at January 1, 2002	16,088	$161	$324,193	$(312,892)	$(1,970)	$ —	$ 9,492
Comprehensive income:							
Net income	—	—	—	17,292	—	—	17,292
Unrealized loss on derivative financial instruments	—	—	—	—	—	(2,024)	(2,024)
Comprehensive Income	—	—	—	17,292	—	(2,024)	15,268
Dividends declared ($1.72 per share)	—	—	—	(27,941)	—	—	(27,941)
Amortization of deferred compensation	—	—	—	—	597	—	597
Share options exercised, net of 22 shares surrendered	138	1	1,878	—	—	—	1,879
Issuance of restricted share awards, net of 45 shares surrendered	31	1	677	—	(1,624)	—	(946)
Issuance of common shares through Dividend Reinvestment and Share Purchase Plan	2	—	41	—	—	—	41
Balance at December 31, 2002	16,259	163	326,789	(323,541)	(2,997)	(2,024)	(1,610)
Comprehensive income:							
Net income	—	—	—	78,768	—	—	78,768
Unrealized loss on derivative financial instruments	—	—	—	—	—	(30)	(30)
Comprehensive Income	—	—	—	78,768	—	(30)	78,738
Dividends declared ($1.72 per share)	—	—	—	(27,597)	—	—	(27,597)
Amortization of deferred compensation	—	—	—	—	738	—	738
Share options exercised	52	—	709	—	—	—	709
Issuance of restricted share awards, net of 4 shares surrendered	51	1	1,035	—	(1,040)	—	(4)
Issuance of common shares through Dividend Reinvestment and Share Purchase Plan	144	1	3,386	—	—	—	3,387
Repurchase of common shares of beneficial interest	(647)	(6)	(14,993)	—	—	—	(14,999)
Balance at December 31, 2003	15,859	159	316,926	(272,370)	(3,299)	(2,054)	39,362
Comprehensive income:							
Net income	—	—	—	1,796	—	—	1,796
Unrealized gain on derivative financial instruments	—	—	—	—	—	1,040	1,040
Comprehensive Income	—	—	—	1,796	—	1,040	2,836
Dividends declared ($1.72 per share)	—	—	—	(29,798)	—	—	(29,798)
Amortization of deferred compensation	—	—	—	—	897	—	897
Share options exercised, net of 184 shares surrendered	158	1	1,498	—	—	—	1,499
Issuance of restricted share awards, net of 29 shares surrendered	46	1	1,413	—	(1,397)	—	17
Issuance of common shares through Dividend Reinvestment and Share Purchase Plan	7	—	174	—	—	—	174
Issuance of common shares	1,410	14	34,731	—	—	—	34,745
Adjustment to minority interest from change in ownership in TCOLP	—	—	(3,015)	—	—	—	(3,015)
Balance at December 31, 2004	17,480	$175	$351,727	$(300,372)	$(3,799)	$(1,014)	$ 46,717

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands) / Year ended December 31,	**2004**	2003	2002
Operating Activities			
Net income	$ 1,796	$ 78,768	$ 17,292
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,303	22,442	19,122
Depreciation and amortization from discontinued operations	12	2,606	3,461
Income allocated to minority interest	264	11,798	3,337
Amortization of deferred compensation	897	738	597
Gain on sales of properties	—	(80,081)	—
Impairment on assets held for disposition	1,672	4,000	—
Changes in operating assets and liabilities:			
Decrease (increase) in restricted cash	25	245	(200)
Decrease (increase) in other assets	174	(530)	1,074
Increase (decrease) in accounts payable, other liabilities, accrued interest and security deposits	1,403	3,121	(1,808)
Net cash provided by operating activities	37,546	43,107	42,875
Investing Activities			
Acquisitions of operating properties	—	(117,435)	—
Net proceeds from disposition of properties	31,072	117,209	—
Capital expenditures, net	(38,614)	(30,359)	(25,615)
Net cash used in investing activities	(7,542)	(30,585)	(25,615)
Financing Activities			
Net (payments) borrowings on mortgage notes payable	(35,661)	(41,224)	32,613
Net borrowings (payments) on notes payable – unsecured	2,000	—	(16,000)
Proceeds from issuance of Convertible Senior Notes	—	74,750	—
Payment of financing costs	(60)	(3,676)	(1,715)
Proceeds from issuance of shares under dividend reinvestment plan	174	3,387	41
Proceeds from exercise of share options	1,516	705	933
Issuance of common shares	34,745	—	—
Repurchase of common shares of beneficial interest	—	(14,999)	—
Dividends paid to shareholders	(29,798)	(27,597)	(27,941)
Distributions to minority interest holders	(4,242)	(4,242)	(4,242)
Net cash used in financing activities	(31,326)	(12,896)	(16,311)
(Decrease) increase in cash and cash equivalents	(1,322)	(374)	949
Cash and cash equivalents at beginning of year	2,267	2,641	1,692
Cash and cash equivalents at end of year	$ 945	$ 2,267	$ 2,641
Cash interest paid	$ 32,082	$ 29,074	$ 28,814

See accompanying notes.

Notes to Consolidated Financial Statements

NOTE Organization and Significant Accounting Policies

Organization The Town and Country Trust (the "Company"), a Maryland real estate investment trust, is a self-administered and self-managed real estate investment trust ("REIT") organized in 1993 to own and operate a portfolio of multifamily residential properties. The Company conducts all of its business and owns all of its properties through The TC Operating Limited Partnership ("TCOLP"). At December 31, 2004, the Company owned 13,065 apartment homes in 38 apartment communities in selected markets in the Mid-Atlantic and Southeast.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Real Estate Assets, Depreciation and Impairment Real estate assets held for investment are carried at historical cost, less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred. Significant expenditures for improvements, renovations and replacements are capitalized.

The Company accounts for the acquisitions of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, utilizing the purchase method and includes the results of the acquisition properties in the Company's results of operations from the date of acquisition. The Company allocates the purchase price to the acquired tangibles, consisting of land, building and improvements, and, if material, identified intangible assets and liabilities consisting of above/below market leases and at-market leases in place based on their fair values.

If there is an event or change in circumstance that indicates an impairment in the value of an apartment community has occurred, the Company's policy is to assess any impairment in value by comparing the current and estimated future undiscounted operating cash flows of the community over its remaining useful life to the carrying amount of the asset. If such carrying amounts exceed the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equal to the amount necessary to adjust the carrying amount of the asset to its estimated fair market value. The Company did not recognize any impairment losses in 2004, 2003 or 2002 on any of its properties held for investment. However, as discussed in Note 4, the Company recognized an impairment loss in 2004 and 2003 related to properties sold during 2004.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27½ to 40 years for buildings, 15 to 20 years for major improvements and 3 to 12 years for furniture, fixtures and equipment. Intangible assets relating to the value of in-place leases for community acquisitions are amortized over the remaining term of the tenant leases. Depreciation expense was $30,083,000, $21,387,000 and $18,483,000 for 2004, 2003 and 2002, respectively, including amortization expense for in-place leases of $217,000 and $472,000 in 2004 and 2003, respectively.

During the year ended December 31, 2004, the Company revised the estimated useful life on certain depreciable assets, principally carpet, to more closely approximate their current economic lives based upon the Company's capital improvement and renovation plans. Consequently, the Company recorded an additional depreciation charge of $6,493,000.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest and interest expense. In addition, the net gain or loss (including any impairment charge) on the disposition of communities held for sale is presented as discontinued operations. A change in presentation for discontinued operations will not have any impact on the Company's financial conditions or results of operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less costs to sell, and are presented separately in the accompanying Consolidated Balance Sheet. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Financing Costs Deferred financing costs include certain fees and other external costs incurred in connection with debt financings and are amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt. Deferred financing costs at December 31, 2004 and 2003 are presented net of accumulated amortization of $4,392,000 and $3,272,000, respectively. Amortization of deferred financing costs are included in interest expense and totaled $1,220,000, $1,055,000 and $638,000, during 2004, 2003 and 2002, respectively.

Interest Rate Risk Management SFAS No. 133, *Accounting for Certain Derivative Instruments and Hedging Activities*, as amended, establishes accounting and reporting standards requiring all derivative financial instruments to be carried in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedge transaction. For derivative financial instruments that qualify as cash flow hedges, changes in fair value of the derivative instrument are reported as a component of other comprehensive income with a corresponding offset to other assets and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. For hedges where a change in the fair value of the derivative exceeds the change in the fair value of the hedged item or the notional amount of the hedge exceeds the expected proceeds under the debt agreements, the ineffective portion, if any, is recognized in other income/expense in current period earnings. The Company uses derivative financial instruments in the normal course of business to limit its exposure to fluctuations in interest rates. The Company does not enter into derivative instruments for speculative purposes.

To manage interest rate risk, the Company may employ interest rate swaps, caps and floors, options, forwards or a combination thereof, depending on the underlying exposure. Interest rate swaps and collars are contractual agreements between the Company and third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the Company's exposure would be limited to the interest rate differential on the notional amount. The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

Revenue Recognition Revenues from rental property are recognized on a straight-line basis over the term of the lease. Leases are generally for terms of one year or less.

Real Estate Sales Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, *Accounting for Sales of Real Estate*. The specific timing of the recognition of the sale and the related gain are measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, the Company defers gain recognition until the sales criteria are met.

Advertising and Promotion Costs Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for each of the years ended December 31, 2004, 2003 and 2002 was $1,167,000, $1,110,000 and $1,171,000, respectively.

Earnings Per Common Share Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on the Company's average stock price. The Company adopted Emerging Issues Task Force Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." Issue No. 04-8 requires convertible debt or preferred stock to be included in diluted earnings per share computations if only one or more specified contingencies are required to occur, such as the underlying common stock achieving a specified price target, regardless of whether the market price trigger has been met. The adoption of this new pronouncement had no impact on the Company's diluted earnings per share for any year presented as the effect was anti-dilutive to earnings per share from continuing operations.

Minority Interest Minority interest is comprised of TCOLP common units that are not held by the Company. Minority interest is increased and decreased, respectively, for income and loss as well as distributions allocated to units held by outside interests. Periodically, the Company raises additional equity through the issuance of common shares and contributes the proceeds

Notes to Consolidated Financial Statements

to TCOLP for an equivalent number of common units. The Company records adjustments to minority interest and shareholders' equity to reflect the Company's increased ownership in TCOLP.

As of December 31, 2004 and 2003, there were 2,466,535 common units of TCOLP that were not held by the Company, which represented 12.37% and 13.46% of the units in TCOLP, respectively. These units are exchangeable by the holders, at the Company's option, for either cash or common shares on a one-for-one basis. This exchange right has not been considered in the computation of per share data, as it does not have a dilutive effect.

Use of Estimates The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Stock Based Compensation In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 123 (revised 2004), *Share Based Payment ("Statement No. 123(R)").* Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recorded as an expense based on their fair values. The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for any unique characteristics of a particular instrument. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The Company will adopt the provisions of FAS 123R during the third quarter 2005. The adoption of this new standard will not have a material effect on the financial position or financial results of the Company.

Reclassifications Certain previously reported amounts have been reclassified to conform to the current presentation.

NOTE Restricted Cash

The Company maintains certificates of deposit, all with initial maturities of three months or less, to cover the aggregate amount of resident security deposits retained by the respective communities in certain states.

NOTE Real Estate

The following is a reconciliation of the carrying amount of real estate held for investment:

(In thousands)	2004	2003
Balance at January 1	$ 809,135	$ 665,998
Real estate purchased	—	117,435
Improvements	36,562	26,146
Real estate disposed/retired	(30,379)	(444)
Balance at December 31	$ 815,318	$ 809,135

The Company's operating properties are located in the Mid-Atlantic region and in Florida. The following is a summarization of the cost, accumulated depreciation and indebtedness of the Company's real estate held for investment by operating market.

(In thousands)	Number of Communities	Carrying Value[1]	Accumulated Depreciation	Net Carrying Value	Encumbrances[2]
Baltimore	12	$300,445	$116,161	$184,284	$144,432
Metropolitan Washington, D.C.					
Northern Virginia	6	192,225	49,881	142,344	96,254
Maryland Suburbs	4	65,025	30,850	34,175	41,650
Newark, Delaware	2	30,164	8,239	21,925	16,320
Pennsylvania	7	85,388	48,029	37,359	35,904
Orlando, Florida	3	62,915	8,918	53,997	34,207
Sarasota/ Bradenton, Florida	3	44,001	5,656	38,345	22,890
Palm Beach Gardens, Florida	1	35,155	4,250	30,905	23,475
	38	$815,318	$271,984	$543,334	$415,132

[1] *Carrying value consists of initial acquisition costs plus improvements subsequent to acquisition.*
[2] *32 properties are cross-collateralized with $340 million outstanding at December 31, 2004 under the Company's existing credit facility.*

During 2003, the Company acquired two apartment communities in Baltimore, Maryland and another apartment community in Herndon, Virginia containing a total of 733 apartment homes, for approximately $117.4 million, including acquisition costs. The acquisitions were initially funded using the Company's existing credit facilities and the Company's Convertible Senior Notes (see Note 6). The properties were acquired as part of like-kind exchanges under Section 1031 of the Internal Revenue Code (see Note 4).

The Company accounted for the acquisitions utilizing the purchase method, and accordingly, the results of the acquisition properties are included in the Company's results of operations from the date of acquisition. The Company allocated the purchase price to the acquired tangibles, consisting of land, building and improvements, and, if material, identified intangible assets and liabilities consisting of above/below market leases and at-market leases in place based on their fair values, as follows (in thousands):

Land	$ 12,804
Building and improvements	103,796
Other	835
Total	$ 117,435

The following unaudited pro forma results of operations of the Company reflect the acquisition of the three apartment communities as if these transactions had occurred on January 1, 2003, and 2002. Results for 2004 include these three properties for the entire year.

(In thousands, except per share data)	2003	2002
Revenues	$ 123,737	$ 121,668
Net income	$ 78,619	$ 16,823
Income per share – basic	$ 4.98	$ 1.05
Income per share – diluted	$ 4.89	$ 1.04

NOTE Discontinued Operations

At December 31, 2003, the Company's two Charlotte communities were classified as held for disposition in the accompanying balance sheet as the Company made the strategic decision to exit the Charlotte, North Carolina market. The communities were sold during 2004 for net proceeds of approximately $31.1 million. Based on the carrying value of each community and the

Notes to Consolidated Financial Statements

related net sales proceeds, the Company recorded impairment charges totaling approximately $1,672,000 during 2004 and $4,000,000 during 2003. During 2004, the Company also recorded a $558,000 gain on involuntary conversion relating to insurance proceeds received related to fires at two of the communities sold in 2003. During 2003, the Company sold five apartment communities containing 2,325 units for $117.2 million resulting in a gain on sales of $80.1 million. The 2003 sales were structured to qualify as like-kind exchanges for the three acquired properties discussed in Note 2.

The results of operations for these seven properties are classified on the Consolidated Statements of Operations as, "Discontinued Operations". The assets and liabilities of the two properties held for sale at December 31, 2003 are included in "Real estate and other assets held for disposition" and "Mortgage notes payable and other liabilities held for disposition" on the Company's Consolidated Balance Sheets. Unaudited condensed summary results of operations of the seven apartment communities is as follows:

(In thousands)	**2004**	2003	2002
Rental income	$ 2,118	$ 15,132	$ 20,186
Operating expenses	1,289	7,475	8,759
Real estate depreciation	—	2,500	3,356
Interest expense	469	3,724	4,402
Gain on involuntary conversion	558	621	—
Income from discontinued operations	$ 918	$ 2,054	$ 3,669

At December 31, 2004, there are no assets and liabilities held for disposition. Assets and liabilities of the apartment communities held for disposition at December 31, 2003 consisted of the following:

(In thousands)	2003
Land	$ 6,032
Building and improvements	32,901
Other	78
Accumulated depreciation	(6,694)
Other assets	244
Real estate and other assets held for disposition	$ 32,561
Mortgage notes payable	$ 23,475
Other liabilities	259
Mortgage notes payable and other liabilities held for disposition	$ 23,734

NOTE Mortgage Notes Payable and Notes Payable

The Company has a credit facility with Fannie Mae of $488.2 million. This secured facility matures in 2008. At December 31, 2004, outstanding borrowings under the facility were $340 million. Of the $340 million, $300 million bears interest at a fixed rate of 6.91%. The remaining $40 million outstanding has a weighted-average variable rate of 2.43% at December 31, 2004 and can be converted to a fixed-rate term loan at the Company's option. The Company is party to floating-to-fixed interest rate swaps that effectively fix the interest rate on this $40 million of floating rate debt, changing the weighted average rate at December 31, 2004 to 4.67%.

Total outstanding borrowings under the facility at December 31, 2003 were $375,000,000. Of the $375,000,000, $300,000,000 bears interest at a fixed rate of 6.91%. The remaining $75,000,000 was outstanding at a weighted-average variable rate of 1.81% at December 31, 2003. After giving effect to the interest rate swaps, the weighted average interest rate on the $75,000,000 was 3.40%.

The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. This line of credit matures in October 2005. The Company has the option to extend the line through

October 2007. As of December 31, 2004, $2,000,000 was outstanding under the line. At December 31, 2003, no amounts were outstanding under the line.

The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by the loan agreement covering its secured credit facility. The Company maintains two interest rate protection agreements for $139 million and $49.2 million, capping the Company's exposure to LIBOR at 9.35% and 7.5%, respectively, through March 2007. In addition, the Company executed two $20 million floating-to-fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured facility at a blended rate of approximately 4.67%. The Company simultaneously sold two $20 million interest rate caps, capping LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

The Company also has mortgages that were obtained in connection with the purchase or refinancing of certain properties. Information concerning these mortgages is summarized below:

			Balance at December 31,	
Type	Interest Rate	Maturity	**2004**	2003
Amortizing	4.11%–4.18%	2007	$24,507,000	$24,950,000
Non-amortizing	6.81%	2009	$33,175,000	$33,175,000*
Amortizing	7.85%	2009	$17,450,000	$17,668,000

** Includes, in 2003, $23,475,000 of mortgage debt allocated to properties held for disposition.*

All of the Company's 38 properties are secured by first and/or second priority mortgages. In connection with the mortgages, the Company maintains annually renewable bank letters of credit totaling $6,700,000 in lieu of maintaining real estate tax escrow deposits. Certain loan agreements contain restrictive covenants relating to the maintenance of specified financial performance ratios. As of December 31, 2004, the Company was in compliance with these covenants.

The following is a summary of scheduled debt maturities that includes the Company's mortgage notes payable, notes payable and Convertible Senior Notes (see Note 6):

(In thousands)	
2005	$ 2,697
2006	736
2007	23,841
2008	340,298
2009	49,560
Thereafter	74,750
Total scheduled debt maturities	$491,882

NOTE 5.375% Convertible Senior Notes

The Company has $74.75 million aggregate principal amount of 5.375% Convertible Senior Notes outstanding. The notes mature on August 15, 2023 and are convertible into the Company's common shares under certain circumstances, provided that the share price exceeds $30.61 for a specified period of time. The initial conversion rate of the notes is 39.20185 shares per $1,000 principal amount of notes (equivalent to $25.51 per share). The conversion rate will be adjusted under certain circumstances, including stock splits, stock dividends and increases in the dividend rate over the current quarterly rate of $.43 per share. The shares would be considered in diluted earnings per share if the effect of including the conversion of debt were dilutive to earnings per share from continuing operations. The notes are redeemable at the Company's option for shares or cash at any time on or after August 21, 2010 and are subject to repurchase at the option of the holder on August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018, or upon the occurrence of certain events. The notes are unsecured and unsubordinated obligations of the Company. Concurrent with the offering in 2003, the Company used approximately $15.0 million of the proceeds to purchase and retire 646,800 of its common shares ($23.19 per share) in privately negotiated transactions.

Notes to Consolidated Financial Statements

NOTE Income Taxes

Since its inception, the Company has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Company generally is not subject to Federal income taxes provided that it meets certain conditions, including the requirement that it distributes at least 90% of its REIT taxable income to its shareholders. Management believes that the Company has qualified as a REIT for all years presented. Accordingly, no provision has been made for Federal income taxes. Although the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to Federal income and excise taxes on its undistributed income, if any.

TCOLP makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to $232,000,000 of borrowings are allocated to the Trust and 85% of depreciation deductions related to certain communities are allocated to the minority interest ownership.

The following table reconciles GAAP net income to Federal taxable income for the years ended December 31, 2004, 2003 and 2002:

(In thousands, unaudited)	2004	2003	2002
GAAP net income	$ 1,796	$ 78,768	$ 17,292
Book/tax depreciation and amortization difference	5,682	404	(272)
Book/tax gain on 1031 tax deferred exchange difference	—	(80,036)	—
Book impairment on property held for disposition/tax loss on sale of properties	(2,952)	4,000	—
Separation expense, timing differences	1,344	(406)	(1,982)
Deferred compensation, timing differences	(2,124)	734	(1,666)
Other operating book/tax differences, net	(1,263)	(1,417)	(1,219)
Book/tax minority interest allocation difference	5,327	14,925	5,757
REIT taxable income before dividends	$ 7,810	$ 16,972	$ 17,910
Dividends paid	$ 29,798	$ 27,597	$ 27,941

For income tax purposes, dividends to common shareholders consist of ordinary income and return of capital. For the years ended December 31, 2004, 2003 and 2002, dividends paid per share were taxable as follows:

	2004		2003		2002	
(Unaudited)	Amount	%	Amount	%	Amount	%
Ordinary income	$ .48	28.0%	$ 1.10	64.2%	$ 1.13	65.9%
Return of capital	1.24	72.0%	.62	35.8%	.59	34.1%
Total dividend	$ 1.72	100.0%	$ 1.72	100.0%	$ 1.72	100.0%

NOTE Separation Expense

During the fourth quarter of 2004, the Company recorded a charge of approximately $1.5 million, relating to the departure of two senior executives. The charge consists primarily of cash payments to be made to the executives during 2005 and 2006.

NOTE Employee Benefit Plans

Share Option Plans In 1993, the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and share options (incentive and non-qualified) to purchase up to 750,000 shares of the Company's common shares at prices not less than the fair market value at the date of grant. The 1993 Plan expired in May 2003. During

1997, the Company established an additional long-term incentive plan (the "1997 Plan"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date of grant.

Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant.

A summary of the Company's share option activity during the three years ended December 31, 2004 is as follows:

	Incentive Options	Non-qualified Options	Option Price	Weighted Average Exercise Price
Balance at January 1, 2002	268,334	290,158	$ 13.50 – $ 22.00	$ 15.68
Granted	96,247	140,753	$ 20.99 – $ 21.30	$ 21.29
Exercised	(102,744)	(57,710)	$ 14.00 – $ 15.25	$ 14.78
Forfeited	(200)	—	$ 15.125	$ 15.13
Balance at December 31, 2002	261,637	373,201	$ 13.50 – $ 22.00	$ 18.00
Granted	—	8,000	$ 21.28	$ 21.28
Exercised	(39,671)	(12,000)	$ 14.00 – $ 22.00	$ 16.04
Forfeited	(14,589)	(4,000)	$ 14.75 – $ 22.00	$ 16.44
Balance at December 31, 2003	207,377	365,201	$ 13.50 – $ 21.28	$ 18.28
Granted	—	8,000	$ 25.40	$ 25.40
Exercised	(92,211)	(249,167)	$ 14.00 – $ 21.30	$ 17.41
Forfeited	(7,895)	(3,639)	$ 21.30	$ 21.30
Balance at December 31, 2004	107,271	120,395	$ 13.50 – $ 25.40	$ 19.67
Shares exercisable at December 31:				
2004	86,838	101,097	$ 13.50 – $ 25.40	$ 19.32
2003	130,548	276,699	$ 13.50 – $ 21.28	$ 17.11
2002	138,063	214,441	$ 13.50 – $ 22.00	$ 15.66

An additional 373,034 common shares have been authorized for issuance in future grants of options under the 1997 Plan as of December 31, 2004. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

Pro forma information regarding net income and earnings per share as required by SFAS No. 148, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement, is set forth in the table below:

(In thousands, except per share information)	**2004**	2003	2002
Net income, as reported	$ 1,796	$ 78,768	$ 17,292
Add: Total stock compensation expense included in reported net income	897	738	597
Less: Total stock based compensation expense determined under the fair value method for all awards	(963)	(812)	(688)
Pro forma net income	$ 1,730	$ 78,694	$ 17,201
Earnings per share:			
Basic, as reported	$ .11	$ 4.99	$ 1.08
Basic, pro forma	$ .10	$ 4.99	$ 1.08
Diluted, as reported	$ .10	$ 4.90	$ 1.07
Diluted, pro forma	$ .10	$ 4.90	$ 1.06

Notes to Consolidated Financial Statements

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The fair value for the options was estimated at the date of grant using Black-Scholes option valuation model with the following weighted-average assumptions:

	2004	2003	2002
Risk free interest rate	3.4%	3.0%	4.3%
Dividend yield	8.8%	9.3%	8.1%
Volatility factor	.18	.18	.17
Weighted-average expected life (in years)	5	5	5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

The weighted average per share fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was $1.10, $.87 and $1.10, respectively. The weighted average remaining contractual life of options granted is 6.01 years.

401(k) Plan The Company has a 401(k) Plan that covers substantially all of its associates with more than thirty days of service. The 401(k) Plan complies with Internal Revenue Service requirements as a 401(k) Safe Harbor Plan whereby discretionary contributions made by the Company are 100% vested. The aggregate cost of the Company's contributions to the 401(k) Plan was $464,000, $483,000, and $472,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Restricted Shares From 1995 through 2003, the Company granted 484,000 restricted common shares to certain officers, pursuant to the 1993 and 1997 Plans. In February 2004, the Company granted an additional 70,000 restricted shares under the 1997 Plan. The stock price on the date of grant was $26.83. Under the terms of the grants issued prior to 2003, the shares become fully vested upon termination of the officer-shareholder's employment due to (i) retirement from the Company; (ii) death or disability or (iii) a change of control, as defined in the Plans. Should an officer-shareholder leave the Company for any other reason, the restricted shares are subject to forfeiture. Under the terms of the subsequent grants, the shares generally become vested 20% per year in years four through eight of the restricted stock agreement. Should the officer-shareholder leave prior to full vesting, any unvested portion of the grant is subject to forfeiture. The market value of the shares awarded as of the dates of grant has been recorded as Unearned Compensation – Restricted Stock and the unamortized portion ($3,799,000 and $3,299,000 at December 31, 2004 and 2003, respectively) is reflected in the accompanying Balance Sheet as a separate component of Shareholders' Equity and is amortized into income as deferred compensation expense over the estimated vesting period. Such deferred compensation totaled $897,000, $738,000 and $597,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Supplemental Employees Retirement Plan The Company has a split-dollar life insurance plan for certain officers. Through 2003, the Company advanced the premiums on life insurance policies for certain officers where such advances were not considered loans under the Sarbanes-Oxley Act of 2002. In 2004, the Company elected to discontinue paying premiums on all split-dollar policies. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining value is paid to the employee or beneficiary. The aggregate premiums advanced under the policies totaled $447,000 and are recorded as an asset to the Company. As part of the separation agreement for one of the senior officers, the Company agreed to defer collection of the amount due until the separated officer reaches the age of 65 or the policy is surrendered, during which time, the former officer will pay interest at 4.68% per annum.

NOTE Leases

The Company leases certain office facilities under noncancellable operating leases. The lease on the corporate office in Baltimore, Maryland contains escalating annual payments through December 31, 2014 with two five-year renewal options. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 2004:

(In thousands)	
2005	$ 622
2006	631
2007	640
2008	650
2009	513
Thereafter	1,993
Total rental commitments	$ 5,049

Total rent expense for the years ended December 31, 2004, 2003, and 2002, was approximately $559,000, $552,000 and $483,000, respectively.

NOTE Dividend Reinvestment and Share Purchase Plan

The Company maintains a Dividend Reinvestment and Share Purchase Plan (the "Plan") pursuant to which shareholders may purchase additional shares of beneficial interest through reinvestment of dividends or by optional cash investment. Shares may be acquired by the Plan either from the Company issuing new shares or by the Plan administrator acquiring shares in the open market. The Company has registered 750,000 common shares of beneficial interest for potential issuance under the Plan.

Year ended December 31,	**2004**	2003
Total shares acquired	6,804	145,720
Shares purchased from Company	6,804	144,135
Weighted average price per share	$ 25.63	$ 23.50

At December 31, 2004, 597,196 shares remain available for future purchases under the Plan.

NOTE Distributions to Minority Interest Less than (in Excess of) Earnings

During 2002, the amount reported under the caption "Minority interest" in the accompanying Balance Sheet was reduced to zero. U.S. GAAP requires that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. During 2003, earnings were in excess of distributions to the minority interests and, therefore, the Company reallocated the $576,000 that had previously been so allocated to the minority interests.

NOTE Contingencies

During 2004, the Company determined that two of its wholly owned subsidiaries are subject to filing requirements and franchise taxes in a state in which the Company owns property. The Company is in the process of preparing and filing these returns and has accrued a provision for taxes of approximately $140,000. However, certain provisions of the state's regulations may be subject to varying interpretation as to their applicability to the Company's subsidiaries. The Company is seeking clarification from the state, which, if determined to be adverse to the Company, would subject the Company to additional taxes of approximately $710,000. The Company has made certain changes to its corporate structure such that it will no longer be subject to such taxes.

Notes to Consolidated Financial Statements

NOTE Shareholders' Equity

On February 3, 2004, the Company sold 1.41 million of its common shares of beneficial interest in a private sale at a negotiated price of $24.80 per share for net proceeds of approximately $34.7 million. The sale was made pursuant to the Company's existing shelf registration statement as previously filed with the Securities and Exchange Commission.

NOTE Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2004 and 2003. SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	December 31, 2004		December 31, 2003	
(In thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Fixed rate mortgages	$ 375,132	$ 374,717	$ 375,793	$ 417,781
Floating rate mortgages	$ 40,000	$ 40,000	$ 75,000	$ 75,000
5.375% Convertible Senior Notes	$ 74,750	$ 73,622	$ 74,750	$ 74,444
Notes payable	$ 2,000	$ 2,000	$ —	$ —

The carrying amounts shown in the above table are included in the accompanying Balance Sheet under the captions "Mortgage notes payable," "5.375% Convertible Senior Notes due 2023," "Notes payable," and "Mortgage notes payable and other liabilities held for disposition." The fair value of the fixed rate portion of the Company's mortgage notes payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgage notes payable approximated market. Cash equivalents, other assets, accounts payable and other liabilities are carried at amounts that reasonably approximate their fair value.

The following table presents the fair value of outstanding derivative financial instruments, based on external market quotations as of December 31, 2004 and 2003.

					Fair Value as of December 31,	
Notional Amount	Fixed Rate	Type of Contract	Effective Date	Contract Maturity	**2004**	2003
$ 139,000,000	9.35%	Cap	April, 2002	April, 2007	$ 2,000	$ 145,000
$ 49,172,000	7.50%	Cap	April, 2003	April, 2007	$ 4,000	$ 106,000
$ (40,000,000)	9.35%	Cap	January, 2003	April, 2007	$ (1,000)	$ (42,000)
$ 20,000,000	4.84%	Swap (Floating to Fixed)	January, 2003	April, 2007	$ (624,000)	$ (1,285,000)
$ 20,000,000	3.48%	Swap (Floating to Fixed)	January, 2003	April, 2007	$ (28,000)	$ (423,000)

The following is a summary of the derivative transactions for years ended December 31, 2004, 2003 and 2002.

(In thousands) / Year ended December 31,	**2004**	2003	2002
Net income	$ 1,796	$ 78,768	$ 17,292
Other comprehensive income (loss) – unrealized gain (loss) on hedge instruments	1,040	(30)	(2,024)
Comprehensive income	$ 2,836	$ 78,738	$ 15,268
Adjustment to net income related to the ineffective portion of hedge instruments	$ (188)	$ 34	$ (56)

The Company expects to reclassify approximately $457,000 of unrealized losses into earnings in the next twelve months.

NOTE Unaudited Quarterly Results of Operations

The following is a summary of quarterly results of operations for the years ended December 31, 2004 and 2003.

(In thousands, except per share data) / Quarter ended	March 31	June 30	September 30	December 31
2004				
Revenues	$ 30,771	$ 31,297	$ 31,962	$ 32,945
Income (loss) before discontinued operations and minority interest	2,282	(3,420)	2,000	1,952
Income (loss) from continuing operations	1,985	(2,987)	1,747	1,705
(Loss) income from discontinued operations	(1,173)	543	(4)	(20)
Net income (loss)	812	(2,444)	1,743	1,685
Basic earnings per share				
Income (loss) from continuing operations	$ .12	$ (.17)	$ .10	$ .10
(Loss) income from discontinued operations	(.07)	.03	—	—
Net income (loss)	$ .05	$ (.14)	$ .10	$ .10
Diluted earnings per share				
Income (loss) from continuing operations	$ .12	$ (.17)	$ .10	$ .10
(Loss) income from discontinued operations	(.07)	.03	—	—
Net income (loss)	$ .05	$ (.14)	$ .10	$ .10
2003				
Revenues	$ 27,756	$ 28,875	$ 30,108	$ 31,278
Income before discontinued operations and minority interest	3,457	2,882	3,364	2,728
Income from continuing operations	2,592	1,924	4,457	2,353
Income from discontinued operations	1,271	666	35,660	29,845
Net income	3,863	2,590	40,117	32,198
Basic earnings per share				
Income from continuing operations	$ .16	$ .12	$ .29	$ .15
Income from discontinued operations	.08	.04	2.28	1.93
Net income	$ .24	$ .16	$ 2.57	$ 2.08
Diluted earnings per share				
Income from continuing operations	$ .16	$ .12	$ .28	$ .15
Income from discontinued operations	.08	.04	2.24	1.89
Net income	$ .24	$ .16	$ 2.52	$ 2.04

NOTE Subsequent Event

On February 2, 2005, the Board of Trustees declared a quarterly dividend of $.43 per share, aggregating approximately $7,500,000. Concurrent with the payment of the dividend, a limited partnership distribution of approximately $1,100,000 will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 2005 to holders of record as of February 18, 2005.

Investor Information

Board of Trustees

Corporate Headquarters

The Town and Country Trust
300 East Lombard Street
Baltimore, Maryland 21202
Telephone: 410-539-7600

General Counsel

Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio 44114

Transfer Agent

National City Bank
Cleveland, Ohio 44114
800-622-6757

Independent Registered Public Accounting Firm

Ernst & Young LLP
McLean, Virginia 22102

Stock Exchange Listing

New York Stock Exchange
Symbol: TCT

Website Address

www.tctrust.com

Officers

Harvey Schulweis
Chairman
Chief Executive Officer

Thomas L. Brodie
President
Chief Operating Officer

Alan W. Lasker
Senior Vice President
Chief Financial Officer

W. Daniel Brown
Senior Vice President
Human Resources

Richard M. Berkowitz
Vice President
Capital Improvements

David T. Boyce
Vice President
Regional Property Manager

Anthony P. Conrad
Vice President
Acquisitions

Diane K. Edwards
Vice President
Regional Property Manager

William J. Fishell
Vice President
Treasurer

Lori S. Medley
Vice President
Regional Property Manager

Cathy A. Milder
Vice President
Regional Property Manager

Karen S. Mitchell
Vice President
Regional Property Manager

J. Andrew Pierson
Vice President
Information Technology

James C. Ruff
Vice President
Training and
Organizational Development

Dennis E. Smith
Vice President
Insurance Risk Management

Common Stock Market Prices and Dividends

Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2003	$21.35	$19.51	$.43
June 30, 2003	$23.91	$20.18	$.43
September 30, 2003	$24.69	$22.40	$.43
December 31, 2003	$25.63	$22.25	$.43
March 31, 2004	$27.20	$24.99	$.43
June 30, 2004	$27.93	$22.50	$.43
September 30, 2004	$25.86	$24.00	$.43
December 31, 2004	$29.21	$25.25	$.43

On February 2, 2005, a cash dividend of $.43 per share was declared, payable March 10, 2005, to shareholders of record as of February 18, 2005.

At December 31, 2004, the approximate number of record holders of the Trust's shares was 492. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

Form 10-K

The Trust will be pleased to provide, without charge, a copy of its 2004 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Alan Lasker, Senior Vice President, The Town and Country Trust, 300 East Lombard Street, Baltimore, Maryland 21202.

Annual Meeting

The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 4, 2005 at 11:00 a.m.

The Town and Country Trust (NYSE:TCT) is a self-administered and self-managed real estate investment trust which owns and manages 13,065 units in 38 multifamily properties in major markets in the Mid-Atlantic and Southeast states.



TCT
Listed
NYSE
NAREIT

[illegible] Country

[illegible] Country Trust

[illegible] Lombard Street

[illegible] Maryland 21202